Venue Video - Elevator Pitch

https://www.youtube.com/watch?v=zVYHKwUe_Qw&feature=youtu.be

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hi everyone my name is Liam Hayden

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founder and CEO of venue and I'm Brian

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Fallon co-founder and CTO event you I've

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been in the New York City nightlife

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spaces 2002 also social media and

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marketing consultant for the hospitality

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industry and about two years ago i

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pivoted into hospitality tech that's why

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we're sitting here today I'm a former

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advertising creative director turn

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software developer over the past six

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years I've developed over 70 iOS apps

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are app is called venue and it is a

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revolutionary new way for people to plan

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parties or even just small get-togethers

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at a bar or any nightlife venue and in

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that show what it does is it takes the

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user's needs and wants and and matches

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them up specifically to the venue that

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makes sense for them was a revolutionary

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new way to plan your night out and any

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venue you choose imagine buying your

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drinks and food before you get to the

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bar paying less than you would have

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expected and when you get there to

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totally frictionless experience

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everything is just taking care of

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it's never been easier this app is on

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the forefront of a fundamental shift in

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millennial behavior they use technology

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to do everything from getting their

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laundry done up into planning the date

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so this product really resonates with

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our target demo do a millennial segment

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it jumps into the space that doesn't

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have anything like that right now

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tonight lifespace it's perfectly curated

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as Liam had said and also it's

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frictionless there's no exchange of

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money you just show up at the bar and

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everything's taken care of with over

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your not paying your cab driver you're

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not even worrying about tip you get in

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you go and it's all done it's almost

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magic we're taking that same promise to

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bring it to the nightlife space you buy

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your drinks and food ahead of time when

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you get there it's all taken care of and

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it's time based the time that you're

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there it's a premium time it's almost a

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VIP experience and at the end of the day

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it may you're paying less than you would

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have expected for such a thing and I

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think that's was our aha moment really

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is the fact that we concept is one thing

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when you're sitting there from a

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PowerPoint deck but when you actually

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bring it out and start listening to the

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to market segments you're talking to

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for us it was obviously the Millennial

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young Gen Xers for the user side the

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other side of the house is my side so we

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sat down we listen to hundreds of

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millennials through various focus groups

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and i sat down with with the venue

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owners from from

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club to a sports bar and just asked a

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simple question would you use this with

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this cheat with would you use this to go

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out once in a blue moon or or once maybe

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every month and when I got that was my

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aha moment when I looked at the faces of

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some of these Millennials are like I

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couldn't use this yesterday I could use

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this for for my boyfriend's 30th

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birthday party

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it was such a pain in the ass and

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they're literally going through the

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bullet points of what we thought would

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would make a great product what I get

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excited about is the path to

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profitability for this our revenue model

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is a red share-based getting on and it

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an advertising component and the last

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one when we scaled to a certain point is

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a third-party payment processor so that

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is exciting for me because in the spirit

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of us just say delivery.com or grubhub

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we drive a thousand-dollar party to a

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specific venue we take seven percent or

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so they can bake that into their costs

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back to the user that's fine but imagine

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coming from this space pots or rainy

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monday night or it's a club right before

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I kicks off at midnight you want to fill

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that gap from nine to twelve so that's

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that's where this deals component comes

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in deals is the ability for the venues

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to go to the users and provide certain

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specials to get them in the door but

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taking the urgency of the the user to to

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plan a night out and doing it so where

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you start setting timelines for us like

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you mentioned we give the the bar one

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hour and the user one hour to curate

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this event

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otherwise all were doing is creating the

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same mousetrap there's other like-minded

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products out there same tree way

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different branch are our app has a

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almost dopamine release to it like it's

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alive it's not stagnant it's not it's

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not taking what information you want and

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just send into an email inbox trading

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the same same a broken mousetrap i

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should say so that for me that's what

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technology is right it's urgency and

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efficiency venue pilot your nightlife

Venue's Founder on TravelSavvy TV

https://www.youtube.com/watch?v=0Y5xgoc2Tvw&feature=youtu.be

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in supporting is a collection of my years of experience in the bar business

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itself and the app acting as a sales conduit connects the user and the bar

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manager bar owner in minutes rather than the hours or days that it takes

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sometimes now to plan an evening out with three people up into a corporate

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event there's so much to do in New York City that there's a John Woo everything

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swift for me is that poetic pint of Guinness dark stone roses playing on the

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jukebox great crowd perfect winter spot for schools down on Houston Street and a

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great staff great ambiance Patrick's expertise and craft beer has really

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ignited not only fools gold but some of his other establishments in Manhattan

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mercury lounge is in the spirit of all New York Live Music Venues very small

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very quaint again another house and location but in that area of manhattan

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that's still alive when we put it that way hasn't been taken over by a

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commercial real estate uploads a new Stephen Starr location great burden

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lists great staff it's tough to get into i do suggest that you make plans to get

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there at a decent hour 70 but he said seven be dirty horseshoe bar eclectic

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group of people it's something you've got experience it's just that real field

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New York that's starting to lose itself but still remains some of its location

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such as 7b maybe not your best first date place but maybe your last day

Venue/Instaparty "How Does It Work" for Nightlife Owners/Mngmt?

https://www.youtube.com/watch?v=6z9ayl4yqho&feature=youtu.be

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this isn't the party the new party planning out that's going to
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revolutionize the nightlife industry
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though by a bar owner
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for bar owners into party known as the marketplace is evolving
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no one waits for anything more from birds seem
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people are organizing their lives entirely on their smartphones
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instantly
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with just a few clicks on their smartphone
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users can customize their ideal party up
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you'll receive a push notification directly on your smart than
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we've got every angle to help improve your bottom line
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and improve your business no more losing out a private party
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event no more losing money consider this real-life situation
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a corporate office managers bucking a large last-minute honey
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you can start doing inventory database hours later
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me finally come up for air you realize you mister email from the corporate
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office manager

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can you just lost the party for now within the party

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that will never happen to you where your staff again

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through our secure e-commerce platform users purchased individually

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or for the entire party up

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as Barnes venue owners

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everywhere now there's nothing worse than candy bar

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for the slow time before your usual busy time the night

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and to that end gets a birdie goes both ways not only can users reach out to you

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you can reach out to them say for example

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you're having a slow Tuesday night or your club that wants to build a

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boy before 11 p.m. or your sports bar that wants to keep agents after the big

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game

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within the party you can create deal in real time and I'm here

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times and less than ideal offering to our network an active users

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you're going to react to users with no middleman

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we're not going to pretend to know your business that's right

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every aspect of the deal is built entirely by you for your business name

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now let's talk about the elephant in the room money

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what do we Panther Party get out of debt

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we know how small margins can be in the big city so that's why we only take a

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minimum percentage

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for deals we only charge thirty dollars a pop

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and there's one more thing we're providing invaluable real-time

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dania from your venue's average response time for each manager

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to your average conversion rate to show how your competitors in the field her

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you not only have total control of all the parties you accept

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you can keep track of all your events all in one place

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as I mentioned earlier no one waits for anything more

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and we can't wait to tell you more about his deep

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up

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up

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up